                                                                   Exhibit D-2.2

                      [LOGOS OF COMMONWEALTH OF KENTUCKY]

                            COMMONWEALTH OF KENTUCKY
                            PUBLIC SERVICE COMMISSION
                               211 SOWER BOULEVARD
                               POST OFFICE BOX 615
                              FRANKFORT, KY. 40602
                                 (502) 564-3940


                             CERTIFICATE OF SERVICE
                             ----------------------


RE:    Case No. 2000-095
       LOUISVILLE GAS AND ELECTRIC COMPANY

          I, Stephanie Bell, Secretary of the Public Service Commission, hereby certify that the enclosed attested copy of the Commission's Order in the above case was served upon the following by U.S. Mail on May 15, 2000.

          See attached parties of record.

                                           /s/ Stephanie Bell
                                               Stephanie Bell
                                        Secretary of the Commission

SB/hv
Enclosure

Ronald Willhite
Vice President Regulatory Affairs
220 W. Main Street
P.O. Box 32010
Louisville, KY. 40232 2010

Honorable Kendrick R. Riggs
Counsel for PowerGen, LG&E Energy,
LG&E, KU
Ogden Newell & Welch
1700 Citizens Plaza
500 West Jefferson Street
Louisville, KY. 40202 2874

Honorable David Jackson
General Counsel and Company Sec
PowerGen plc
53 New Broad Street
London, UK. EC2 1SL

Honorable John R. McCall
Executive VP, General Counsel,
Corporate Secretary
LG&E Energy Corp.
220 West Main Street
Louisville, KY. 40202

Honorable Elizabeth E. Blackford
Assistant Attorney General
1024 Capital Center Drive
Frankfort, KY. 40601

Mr. Robert L. Madison
5407 Baywood Drive
Louisville, KY. 40241 1318

Mr. David Spainhoward
Big Rivers Electric Corporation
P.O. Box 24
201 Third Street
Henderson, KY. 42419 0024

Honorable James M. Miller
Attorney for Big Rivers
Sullivan, Mountjoy, Stainback
& Miller, P.S.C.
100 St. Ann Building
P.O. Box 727
Owensboro, KY. 42302 0727

Honorable Anthony G. Martin
Counsel for CAC
P.O. Box 1812
Lexington, KY. 40588

Mr. Jack Burch
Ms. Julia Thome
Community Action Council
892 Georgetown Street
P.O. Box 11610
Lexington, KY. 40576

Honorable David F. Boehm
Honorable Michael L. Kurtz
Attorneys for KIUC
Boehm, Kurtz & Lowry
2110 CBLD Center
36 East Seventh Street
Cincinnati, OH. 45202

Honorable Don Meade
Counsel for IBEW, Local 2100
Priddy, Isenberg, Miller & Meade
800 Republic Bldg.
429 W. Muhammad Ali Blvd.
Louisville, KY. 40202

Mr. Dean Stanley
President and CEO
Kenergy Corp.
Post Office Box 18
Henderson, KY. 42419 0018

Honorable Frank N. King
Counsel for Kenergy Corp.
Dorsey, King, Gray & Norment
318 Second Street
Henderson, KY. 42420

Honorable Richard S. Taylor
Counsel for N. American Stainless
315 High Street
Frankfort, KY. 40601

Honorable William H. Jones
Counsel Attorney for N. American Stainless
Vantwerp, Monge, Jones & Edwards
1544 Winchester Avenue, 5th Floor
P.O. Box 1111
Ashland, KY. 41105 1111

Honorable James W. Brew
Counsel for N. American Stainless
Brickfield, Burchett & Ritts, P.C.
1025 Thomas Jefferson Street, N.W.
Eighth Floor, West Tower
Washington, DC. 20007

Honorable David C. Brown
Counsel for Alcan Aluminum Corp.
Stites & Harbison
400 West Market Street, Suite 1800
Louisville, KY. 40202 3352

Honorable Edward W. Gardner
Counsel for Lexington-Fayette Urban
County Government
Department of Law
200 East Main Street
Lexington, KY. 40507

Honorable Carol Raskin
Attorney for POWER & MHNA
Legal Aid Society, Inc.
425 West Muhammad Ali Boulevard
Louisville, KY. 40202

Mr. Robert L. Madison
5407 Baywood Drive
Louisville, KY. 40241 1318

Mr. Stanley K. Conn
Director of Power Production
Owensboro Municipal Utilities
2070 Tamarack Road
P.O. Box 806
Owensboro, KY. 42301

Honorable Patrick D. Pace
Attorney for OMU
Kamuf, Yewell & Pace
221 West Second Street
Owensboro, KY. 42302

Douglas M. Brooks
Senior Counsel Specialist-Regulatory
LG&E Energy Corp.
220 West Main St.
P.O. Box 32030
Louisville, KY. 40232

Honorable Joe F. Childers
Attorney for KACA
201 West Short Street
Suite 310
Lexington, KY. 40507

Charles A. Lile
Senior Corporate Counsel
East Kentucky Power Cooperative
4775 Lexington Rd.
P.O. Box 707
Winchester, KY. 40392 0707

Mr. Gary Crawford
Vice President
East Kentucky Power Cooperative,Inc.
4775 Lexington Road
P.O. Box 707
Winchester, KY. 40391

Honorable Dale Henley
General Counsel
East Kentucky Power Cooperative,Inc.
4775 Lexington Road
P.O. Box 707
Winchester, KY. 40391

Richard T. Miller
Attorney for LG&E Energy Corp.
Swidler Berlin Shereff Friedman, LLP
3000 K. St. NW
Suite 300
Washington, DC. 20007 5116

                           COMMONWEALTH OF KENTUCKY

                     BEFORE THE PUBLIC SERVICE COMMISSION


In the Matter of:

     JOINT APPLICATION OF POWERGEN PLC,           )
     LG&E ENERGY CORP., LOUISV1LLE GAS AND        ) CASE NO.
     ELECTRIC COMPANY, AND KENTUCKY               ) 2000-095
     UTILITIES COMPANY FOR APPROVAL               )
     OF A MERGER                                  )


                                      INDEX
                                      -----

                                                                            PAGE

OVERVIEW OF THE TRANSACTION ...................................................3
STATUTORY STANDARD FOR MERGER .................................................7
MERGER BENEFITS ...............................................................7
MERGER COMMITMENTS ............................................................9
DIRECTORS AND ADVISORY BOARD .................................................11
FINANCIAL ISSUES .............................................................13
TRANSACTION COSTS ............................................................16
DIVIDEND POLICY ..............................................................17
BEST PRACTICES ...............................................................19
OBLIGATION TO SERVE AND CUSTOMER SERVICE ISSUES ..............................20
    Native Load/Reserve Margin ...............................................20
    Service Quality ..........................................................23
    Customer Service Issues ..................................................23

    Customer Service Performance Standards ...................................27
PRESERVATION OF ASSETS .......................................................28
ECONOMIC/COMMUNITY DEVELOPMENT ...............................................29
RESEARCH AND DEVELOPMENT .....................................................32
REGULATORY CONCERNS ..........................................................33
REPORT1NG ISSUES .............................................................36
SUMMARY OF FINDINGS ..........................................................38
ORDERING PARAGRAPHS ..........................................................41

APPENDIX A

APPENDIX B

                           COMMONWEALTH OF KENTUCKY

                     BEFORE THE PUBLIC SERVICE COMMISSION


In the Matter of:

     JOINT APPLICATlON OF POWERGEN PLC,           )
     LG&E ENERGY CORP., LOUISVILLE GAS AND        ) CASE NO.
     ELECTRIC COMPANY, AND KENTUCKY               ) 2000-095
     UTILITIES COMPANY FOR APPROVAL               )
     OF A MERGER                                  )


                                      ORDER
                                      -----


     On March 15, 2000, PowerGen plc ("PowerGen"), LG&E Energy Corp. ("LG&E Energy"), Louisville Gas and Electric Company ("LG&E"), and Kentucky Utilities Company ("KU") (collectively "Applicants") filed a joint application pursuant to KRS 278.020(4) and 278.020(5) for approval of the transfer of ownership and control of LG&E and KU to PowerGen in accordance with an Agreement and Plan of Merger dated February 27, 2000 ("Merger Agreement").

     PowerGen is a public limited company formed under the laws of England and Wales and is engaged in regulated and unregulated power activities around the world. PowerGen is a holding company whose subsidiaries own and operate co-generation projects, nine power stations in England and Wales, a regulated electric distribution utility known as East Midlands Electricity ("East Midlands"), and develop independent power projects in Europe, India, and the Asian Pacific area. LG&E Energy is a holding company for numerous subsidiaries engaged in co-generation, independent power projects, exempt wholesale generation, and the ownership and operation of retail electric and gas distribution utilities known as LG&E and KU.

     The Applicants gave advance notice of their target filing date and in reliance thereon, the Commission established a procedural schedule on March 10, 2000. The procedural schedule was designed to allow for an investigation of the merits of the merger and the issuance of a final Order within the 60-day time limit prescribed in KRS 278.020(5). That procedural schedule provided for two rounds of discovery, an opportunity for intervenors to file testimony, a public hearing, and an opportunity to file post-hearing briefs.

     The Commission granted full intervention to the following persons: Attorney General's Office of Rate Intervention ("AG"); Lexington-Fayette Urban County Government; Owensboro Municipal Utilities ("OMU"); Big Rivers Electric Corporation ("Big Rivers"); East Kentucky Power Cooperative, Inc.; Kenergy Corp. ("Kenergy"); International Brotherhood of Electrical Workers, Local 2100; Kentucky Industrial Utility Customers; North American Stainless, L.P. ("NAS"); Metro Human Needs Alliance and People Organized and Working for Energy Reform (collectively "MHNA/POWER"); Community Action Council of Lexington-Fayette, Bourbon, Harrison and Nicholas Counties, Inc. ("CAC"); Kentucky Association for Community Action, Inc.; Alcan Aluminum Corporation ("Alcan"); and Robert Madison. An informal conference was held on March 20, 2000 and a public hearing was held on April 19-21, 2000 at the Commission's offices in Frankfort, Kentucky. Post-hearing briefs were filed on May 1, 2000.

     On May 12, 2000, Gallatin Steel Company filed a motion to intervene and tendered a brief. Considering that these documents were received one business day before the expiration of the 60-day time limit and that neither the parties nor the

Commission has had adequate time to review them, the motion should be denied as untimely and the brief rejected.


                          OVERVIEW OF THE TRANSACTION
                          ---------------------------

     The merger is intended to allow LG&E Energy and its utility subsidiaries, LG&E and KU, to become part of a larger, international enterprise that will be well positioned to serve customers during the accelerating changes occurring in the energy industry worldwide. More specifically, LG&E and KU contend that the merger of LG&E Energy with PowerGen will provide the size and scale that have become critical and necessary prerequisites to success in an energy industry that continues to face continuing deregulation, regulatory change, and increasing competition. By becoming part of the PowerGen group, LG&E and KU believe that they will be better able to utilize beneficial developments in transmission and distribution technology, information systems, and capital markets. PowerGen's experience in the United Kingdom and other countries worldwide is expected to assist LG&E's and KU's efforts in currently competitive wholesale markets, as well as to prepare the utilities to better compete and serve customers should retail restructuring occur. The merger will create an international company with consolidated assets in excess of $11.95 billion and consolidated revenues in excess of $8.7 billion.1


-------------------
     1 See Applicants' Response to MHNA/POWER First Request for Information,
       ---
Item 35, "LG&E Press Release," Appendix III, pages 19-21. The "Pro Forma Statement of Combined Profit and Loss Accounts of the Enlarged Group" shows an enlarged group net turnover, or consolidated revenues, of (pound)5.438 billion, or $8.7 billion, using a conversion of (pound)1 = $1.60. The "Pro Forma Statement of Combined Net Assets of the Enlarged Group" shows an enlarged group total assets of (pound)7.47 billion, or $11.95 billion, using a conversion of (pound)1 = $1.60.

     LG&E and KU further contend that the merger will result in the sharing of best practices to provide the best possible service to customers at the lowest cost. By merging, LG&E and KU will become part of an entity that they believe has the size, resources, scale, and experience to succeed in the evolving energy industry. After the merger, the customers of LG&E and KU should continue to receive the same level of quality energy services and to do business with their respective utilities as before the merger. After the merger, PowerGen will make, or cause LG&E and KU to continue to make, contributions in Kentucky that equal or exceed pre-merger normal levels for charitable, community development, and related activities. LG&E and KU pledge continued support for economic development within the communities they serve and throughout Kentucky and anticipate being better able to attract economic development to Kentucky through broader contacts worldwide. PowerGen pledged to maintain without change for at least two years pension and medical benefits for retirees and employee benefits in general.

     Pursuant to the merger, PowerGen will acquire 100 percent of all outstanding shares and share options of LG&E Energy common stock in an all-cash transaction. The holders of LG&E Energy common stock will not become shareholders of PowerGen, but instead will be paid $24.85 cash per share by PowerGen. Upon the completion of the merger, there will be no publicly traded shares of LG&E Energy stock. However, LG&E Energy will continue to own 100 percent of the issued and outstanding common stock of LG&E and KU, and LG&E's and KU's current outstanding preferred stock totaling $135 million will not be changed, converted, or otherwise exchanged as a result of the merger.

     The cost of acquiring the LG&E Energy common stock will be financed by PowerGen through a $4.0 billion loan. Originally underwritten by five leading international banks, the loan has now been syndicated with 24 additional banks. PowerGen will also assume all the debt of LG&E Energy and its subsidiaries, which totaled approximately $2.2 billion as of December 31, 1999. Thus, the total value of the acquisition is $5.4 billion.

     Under the terms of the Merger Agreement, LG&E Energy will become an indirect subsidiary of PowerGen. There will be additional companies between PowerGen and LG&E Energy, and these intermediate companies will be, directly or indirectly, wholly owned by PowerGen and will have no public or private institutional equity or debt holders.2 Upon completion of the merger, PowerGen and these intermediate companies will become registered public utility holding companies under the Public Utility Holding Company Act of 1935 ("PUHCA"). LG&E Energy, LG&E, and KU will become part of PowerGen's registered holding company system. It is anticipated that LG&E Energy and KU will remain exempt holding companies under PUHCA. LG&E will continue. its corporate existence under the laws of Kentucky, while KU will continue its dual corporate existence under the laws of Kentucky and Virginia.



-------------------
     2 Transcript of Evidence ("T.E."), Vol. 11, April 20, 2000, at 105-107. Three of the intermediate companies will be incorporated under the laws of England and Wales, three under the laws of Luxembourg, one under the laws of Delaware, and one under the laws of Kentucky.

     LG&E Energy currently has 5 first tier subsidiaries3 and, in order to comply with PUHCA, will add LG&E Energy Services, Inc. ("LG&E Services"). LG&E Services will be a service company, created to provide utility and non-utility subsidiaries and affiliates in the PowerGen group with administrative, management, and support services pursuant to a service agreement. The Securities and Exchange Commission ("SEC") will have regulatory authority regarding the governance of LG&E Services and the allocation of costs to the operating utilities.

     LG&E's existing thirteen-member Board of Directors will be dissolved and replaced with a three-member board and an Advisory Board of indeterminate size. PowerGen intends to retain the existing LG&E Energy, LG&E, and KU senior management team.

     On February 25, 2000, the current directors of PowerGen and LG&E Energy approved the Merger Agreement, and they executed that agreement on February 27, 2000. PowerGen has scheduled its shareholder vote for June 5, 2000, while LG&E Energy has scheduled its shareholder vote for June 7, 2000.

     PowerGen now has no business presence in the United States. Thus, the merger will not result in the elimination or consolidation of duplicative functions or operations. Consequently, cost savings from the merger are anticipated to be minimal. However, the Applicants do intend to review all areas of LG&E's and KU's operations to determine whether efficiencies can be achieved by adopting the practices of other businesses. Despite the absence of substantial, quantifiable merger savings, the


-------------------
     3 The first tier subsidiaries of LG&E Energy are LG&E, KU, LG&E Capital Corp., LG&E Energy Marketing, Inc., and LG&E Energy Foundation, Inc. ("LG&E Energy Foundation").

Applicants stress that ratepayers and the public will receive significant benefits from this merger due to Kentucky's retention of the existing headquarters of LG&E Energy, LG&E, and KU, and Kentucky's selection as the headquarters for PowerGen's United States operations.


                          STATUTORY STANDARD FOR MERGER
                          -----------------------------

     Under KRS 278.020(4), no person may acquire or transfer control of a utility until the Commission has determined that the acquirer has the financial, technical, and managerial abilities to provide reasonable service. In addition, under KRS 278.020(5), no individual may acquire control of a utility unless the Commission has determined that the acquisition is made in accordance with the law, for a proper purpose, and is consistent with the public interest.


                                MERGER BENEFITS
                                ---------------

     The Applicants have stressed that while the merger of LG&E Energy and KU Energy Corp. created savings, known as "synergies," due to the integration of two independent utilities, the PowerGen acquisition will not create any similar savings. Since PowerGen's and LG&E Energy's operations are on different continents, neither physical nor functional integration is possible. Savings in some areas due to the merger, such as in shareholder services, will likely be offset by increased costs, such as those associated with complying with PUHCA. Any savings actually realized will be flowed through to electric ratepayers through the operation of the Earnings Sharing

Mechanism ("ESM").4 No similar mechanism now exists for LG&E's gas ratepayers, although the Applicants indicated a willingness to consider such a mechanism for gas operations.

     The Applicants also expected potential savings to be achieved through efficiencies that would result from implementing "world-class best practices." These savings, referred to by the Applicants as "developed savings," were not quantifiable and could be achieved by LG&E and KU absent a merger with PowerGen. While this merger lacks any real savings created by integrating the merger partners, the Applicants have prominently and repeatedly touted the merger as benefiting ratepayers and the public through a commitment to maintain corporate headquarters in Kentucky.

     Specifically, the Applicants have committed to maintaining KU's headquarters in Lexington, Kentucky and LG&E Energy's and LG&E's headquarters in Louisville, Kentucky. They also state that they will establish PowerGen's United States headquarters in Louisville, Kentucky. The Commission finds that retaining these headquarters in Kentucky is indeed significant. Having corporate officers and senior management working and living in the communities served by LG&E and KU helps ensure that service quality remains at superior levels and economic development in Kentucky is given a top priority.


-------------------
     4 See Case No. 98-426, Application of Louisville Gas and Electric Company
       ---
for Approval of An Alternative Method of Regulation of Its Rates and Service, and Case No. 98-474, The Application of Kentucky Utilities Company for Approval of An Alternative Method of Regulation of Its Rates and Service. The Commission offered LG&E and KU an alternative to traditional regulation in the form of an optional ESM plan, which the companies both accepted.

     The Applicants' testimony clearly demonstrated the importance of keeping these headquarters in Kentucky.5 For this reason the Commission was very concerned that the Applicants were unwilling to tie this commitment to a term of years. When asked about the term of this commitment, the Applicants would say only that "in the absence of unforeseen circumstances," the headquarters will remain here "for the foreseeable future."6 The Commission finds unacceptable such a vague, indefinite commitment with respect to this most important aspect of public interest. PowerGen has already committed to maintain and support for a period of 10 years the relationship between LG&E and KU with the communities that each serves.7 If the Applicants are unwilling to provide a similar long-term commitment to maintain their corporate headquarters in Kentucky, the merger is not consistent with the public interest. Therefore, the merger will be approved only upon the condition that the Applicants commit to maintain for at least 10 years the LG&E Energy, LG&E, and KU headquarters in Louisville and Lexington and PowerGen's United States headquarters in Louisville, Kentucky. This commitment must be absolute and unequivocal.

                              MERGER COMMITMENTS
                              ------------------

     Throughout this proceeding, the Applicants have made numerous commitments relating to their operations after the merger. They have attempted through these commitments to address many of the concerns that were expressed and implied by the

-------------------
     5 T.E., Vol. III, April 21, 2000, at 70-71.

     6 Response to the Commission's March 24, 2000 Order, Item 56.

     7 T.E., Vol. I, April 19, 2000, at 185.

Commission and the intervenors.8 During the public hearing, the Applicants stated that they would honor and be bound by these commitments without regard to whether they are specified in an ordering paragraph.9

     The commitments offered by the Applicants cover a wide range of subjects and interests. Many of them have been rephrased and restated in response to particular inquiries raised. A detailed review of the commitments indicates that several of the expressed commitments do not sufficiently address specific issues and concerns raised in this case.

     The Commission has reviewed all of the proposed commitments, and has determined that several deal with concerns that should be expressed specifically in this Order. The Commission has modified or refined several of the Applicants' commitments to reflect concerns that we have, and several of these concerns are discussed elsewhere in this Order. Attached to this Order in Appendix A is a listing of commitments identified by the Commission as addressing significant concerns and issues raised by the PowerGen acquisition. The Commission's approval of the acquisition will be conditioned upon the Applicants' written acceptance of those commitments.

     One commitment worth noting is PowerGen's proposal to enhance LG&E's and KU's community and governmental relations, including semi-annual meetings by PowerGen's Chief Executive Officer ("CEO") with the Commission. PowerGen's

-------------------
     8 The Joint Applicants' Post-Hearing Brief contains an appendix listing 49 commitments made during this proceeding.

     9 T.E., Vol. III, April 21, 2000, at 8-9.

commitment to creating and maintaining an ongoing dialogue with this Commission was underscored by the forthright testimony of its CEO, as well as by his active participation in these proceedings. This commitment should contribute to productive and progressive management that will enhance the standing of KU and LG&E as we enter the new millennium.

                         DIRECTORS AND ADVISORY BOARD
                         ----------------------------

     Under the terms of the Merger Agreement, PowerGen's ten-member board of directors will be enlarged to allow for the appointment of LG&E Energy's CEO to that board. PowerGen has committed that there will be a seat on the PowerGen board filled by a United States citizen.10 The existing thirteen-member LG&E Energy Board will be replaced by a three-member Board composed of the CEOs of LG&E Energy and PowerGen and another individual associated with PowerGen. Similar compositions for the boards of LG&E and KU are expected.

     PowerGen also proposes creating an Advisory Board, with its membership coming from the pre-merger LG&E Energy Board of Directors. The Advisory Board is to provide advice concerning the operations of LG&E Energy and its subsidiaries, business and regulatory developments in the United States, and other such matters as the Advisory Board, PowerGen, and LG&E Energy should mutually agree. Mr. Wallis stated that he would chair the Advisory Board.11 Since the Advisory Board will be established to advise LG&E Energy and PowerGen, those two entities, rather than

-------------------
     10 Joint Applicants' Post-Hearing Brief at 18.

     11 T.E., Vol. I, April 19, 2000, at 157-158.

LG&E or KU, will share the full cost of the board.12 PowerGen has indicated that it will consult with the Commission about the composition of the Advisory Board and the arrangements made for the Advisory Board before any final decision is made.13

     The decisions made by the boards of each of the Applicants have the potential to substantially affect the quality of utility service furnished to Kentucky customers. In particular, the dividend and investment policies established by the PowerGen board will set the tone for such policies of the subsidiary boards. For this reason it is essential to the public interest that LG&E and KU have a voice on the PowerGen Board. While the Applicants have committed to dedicating a seat on the PowerGen Board to a citizen of the United States, that individual must also reside within the LG&E or KU service territories to ensure that Kentucky's interests are adequately heard by an intentional board of directors.

     Concerning the Advisory Board, given the role that board is designed to fill, the Commission does not believe it is appropriate for it to exercise any approval over the composition of that board. However, considering the international nature of the PowerGen Board and its great distance from Kentucky, the Commission suggests that the Applicants establish an advisory board for LG&E and KU. Such a board could be invaluable in identifying timely issues of importance to ratepayers and bringing those issues to the attention of the Boards of LG&E Energy and PowerGen for appropriate action.

-------------------
     12 Response to the Commission's March 24, 2000 Order, Item 21(e).

     13 Joint Applicants' Post-Hearing Brief at 19.

     Considering the nature of the LG&E and KU service territories, this advisory board should have a membership that is representative of the broad and diverse population served, including a cross-section of rural and urban customer representatives. To ensure that this board is truly advisory, it should not include members of any of the Applicants' other Boards. While it may be beneficial for this advisory board to meet with the LG&E Energy Board, all concerns, suggestions, recommendations, and other advice of this board should be submitted in writing to the LG&E Energy or PowerGen Board, as appropriate.

                               FINANCIAL ISSUES
                               ----------------

     The Applicants have made numerous commitments relating to financial issues. Due to the importance of maintaining the financial condition of LG&E and KU, significant portions of Appendices A and B to this Order address financial issues. While there are narratives contained in the appendices, the Commission finds that several of these significant issues warrant discussion here.

     Many of the concerns, conditions, and requirements set forth in the Orders in Case Nos. 10296,/14/ 89-374,/15/ and 97-300/16/ addressed financial resource issues of

-------------------
     14 Case No. 10296, The Application of Kentucky Utilities Company to Enter Into an Agreement and Plan of Exchange and to Carry Out Certain Transactions in Connection Therewith, final Order dated October 6, 1988.

     15 Case No. 89-374, Application of Louisville Gas and Electric Company for an Order Approving an Agreement and Plan of Exchange and to Carry Out Certain Transactions in Connection Therewith, final Order dated May 25, 1990.

     16 Case No. 97-300, Joint Application of Louisville Gas and Electric Company and Kentucky Utilities Company for Approval of Merger, final Order dated September 12, 1997.

balanced capital structures, dividend policy, provision of capital resources, and debt guarantees. All of these issues take on a heightened level of importance in this case, particularly due to the international nature of the transaction. The Applicants have committed to accept and adhere to all conditions and requirements expressed in those previous Commission Orders. The written acceptance of those conditions has been incorporated into the Commission's conditional approval of this merger.

     The cost of the Applicants' merger has been examined extensively in this proceeding. One of the major costs is the premium PowerGen is paying for LG&E Energy's common stock. PowerGen's acquisition of the common stock of LG&E Energy will be at a price of $24.85 per share. This represents a 58 percent premium over the price per share on February 25, 2000, the last trading day prior to the announcement of the merger and places the value of equity, on a fully diluted basis, at $3.2 billion.

     While the Commission must determine whether the proposed merger is consistent with the public interest, it is up to the LG&E Energy shareholders to decide whether the share price offered by PowerGen is reasonable. The impact on each investor may be materially different based on the price originally paid per share, the length of time held, the investment objective sought to be achieved, and the particular tax consequences of the transaction. LG&E Energy has scheduled a shareholder meeting on June 7, 2000 to solicit shareholders' votes on the merger. Thus, shareholders will make the final decision on whether the PowerGen acquisition is in their collective best interests.

     PowerGen, LG&E Energy, LG&E, and KU, through various statements, have committed that LG&E and KU ratepayers will incur no additional costs, liabilities, or obligations as a result of the acquisition. These commitments have been incorporated into the conditions in Appendix A to this Order.

     Of particular concern is the issue of "push down" accounting which would require LG&E and KU to record a portion of the goodwill resulting from the premium paid by PowerGen for the LG&E Energy stock. The Commission strongly opposes that accounting treatment here due to the potential adverse financial impact on LG&E, KU, and their respective ratepayers. Based on a SEC Staff Accounting Bulletin, LG&E and KU believe they will not be required to record on their books any goodwill arising from the PowerGen transaction.17 Based on this SEC statement, the Commission agrees with LG&E and KU that "push down" accounting for the goodwill is not required, and has incorporated that conclusion within the conditions listed on Appendix A.

     Included in Appendix A of this Order is the commitment of the Applicants to adequately fund and maintain LG&E's and KU's transmission and distribution systems. This issue is further discussed in conjunction with the section on obligation to serve and customer service issues. As LG&E Energy, as well as LG&E and KU, will become part of a larger international operation, the concern exists that the capital needs of LG&E and KU will not receive the proper precedence in the capital budgeting process and capital investment allocation at PowerGen. In order to monitor the Applicants' commitment in this area, the Commission will require LG&E and KU to annually file their current 3-year capital budgets. This filing will be due on March 31 of each year, and will

-------------------
     17 Response to the Commission's March 24, 2000 Order, Item 37, and Response to the Commission's April 5, 2000 Order, Item 23(c). SEC Staff Accounting Bulletin No. 54, Topic 5J, indicates that if an acquired company had publicly held debt or preferred stock at the time of acquisition, the SEC staff generally does not insist on the application of "push down" accounting.

include an explanation for any reductions in the capital budget items greater than 10 percent.

                                TRANSACTION COSTS
                                -----------------

     The Applicants have committed to not seek recovery of, or otherwise include in the cost of service and rates of LG&E and KU, any of the costs associated with the acquisition of LG&E Energy by PowerGen. The Commission has included a similar requirement in Appendix A to this Order. Even with this commitment, the Commission finds it reasonable for LG&E and KU to file information sufficient to allow adequate monitoring of the costs associated with this acquisition.

     The Applicants testified at the hearing to a total estimated acquisition cost of $111.0 million.18 The Applicants' Form U-1 Application -- Declaration Under PUHCA ("SEC Application") contained an estimated cost of $50.4 million.19 The Applicants indicated that the difference between the two estimates reflects SEC requirements and more current estimates.20 In addition, the Applicants have provided a listing of the types of costs expected to be incurred to accomplish the acquisition.21

     To adequately monitor the actual acquisition costs, the Commission will require PowerGen to file a schedule of its actual acquisition costs to date, at the level of detail

-------------------
     18 TE Vol. II, April 20, 2000, at 226-227.

     19 SEC Form U-1 Application, filed with the SEC on April 26, 2000, Item 2, at 25.

     20 Response to Information Requested at Hearings held April 19, 2000 through April 21, 2000, Item 6.

     21 Id.

shown in its Post-Hearing Data Responses, Item 6. PowerGen should also identify any incurred costs that have been allocated to LG&E Energy. LG&E Energy will be required to file a schedule of its actual acquisition costs to date, including any costs allocated to it by PowerGen, at the level of detail shown in its Post-Hearing Data Responses, Item 6. LG&E Energy should also identify any costs allocated to a subsidiary or affiliate, provide the name of the subsidiary or affiliate and the accounting entries made on its books, and identify the basis for the allocation. PowerGen and LG&E Energy should file this information every six months, as of June 30 and December 31. The first report will be due on August 15, 2000, and all subsequent reports will be due 45 days after the end of the reporting period. These reports should be filed until all transaction costs have been incurred.

                                 DIVIDEND POLICY
                                 ---------------

     A concern expressed in the Commission's Orders in Case Nos. 10296, 89-374, and 97-300 was the adoption of a dividend policy for LG&E and KU that could adversely affect their financing requirements and capabilities. The Applicants have acknowledged those concerns and have offered additional commitments relating to the dividend policy. An affirmation of the conditions contained in the Commission's Orders in Case Nos. 10296, 89-374, and 97-300 is contained in Appendix A to this Order.

     LG&E and KU stated that under current law, they are prohibited from paying dividends from capital or unearned surplus, except as authorized by the SEC or Federal Energy Regulatory Commission ("FERC"). Their current dividend authority does not allow dividends to be paid out of capital or unearned surplus, and no requests have been made to the SEC or FERC to allow such payments. 22 However, PowerGen is now requesting SEC authority to pay dividends out of additional paid-in capital up to the amount of LG&E Energy's consolidated retained earnings just prior to the merger and out of earnings before the amortization of goodwill thereafter. These dividends will not be paid by LG&E Energy out of paid-in capital if its common stock equity as a percentage of total capitalization is below 30 percent on a consolidated basis.23 LG&E Energy is also requesting SEC authority for its non-utility subsidiaries to pay dividends out of capital and unearned surplus capital, to the extent permitted under applicable corporate law.24

     The current restrictions on the payment by LG&E and KU of dividends from capital or additional paid-in capital, coupled with the commitments contained in this Order, provide reasonable assurances that the dividend policy will not adversely affect LG&E's or KU's financing requirements and capabilities. In addition, the current restrictions appear to minimize any risk to LG&E and KU if the SEC dividend authority sought by PowerGen and LG&E Energy is granted. However, should LG&E or KU request the SEC or FERC for an exemption to the dividend requirements, the Commission must be notified of such a request 30 days before it is filed with the SEC or FERC.

-------------------
     22 Joint Applicants' Post-Hearing Brief at 9-10.

     23 SEC Form U-1 Application, filed with the SEC on April 26, 2000, Item 3, Part D, at 98.

     24 Id.

                                 BEST PRACTICES
                                 --------------

     PowerGen states that there will be an ongoing review of LG&E's and KU's operations utilizing "a business improvement process based on a benchmarking technique."25 This improvement process is referred to as "world-class best practices." By applying best practices, PowerGen seeks out other companies who perform similar types of functions or processes to ascertain how the process operates and whether or not there are techniques that can be adopted or modified and applied to its own processes. For example, PowerGen stated that in 1992 it identified KU as a low cost producer of electricity and had visited KU's Ghent power station to study its generation processes.26 PowerGen's best practices amounts to a continual worldwide search for ever more efficient operational processes, which could lead to cost savings, more competitive customer prices, and improved customer service and customer satisfaction. During the Applicants' merger and subsequent operational review process, identified best practices may either flow from LG&E and KU to PowerGen or in the opposite direction.27

     LG&E is already familiar with business improvement processes and has been applying those techniques since 1995. The Commission's 1995 Management Audit Report of LG&E notes that management had initiated a comprehensive Continuous Improvement Process ("CIP") "to identify, develop, and implement incremental

-------------------
     25 Application Exhibit K, Sheers Testimony at 7. See also Wallis Testimony
                                                      --------
at 8, Hewett Testimony at 2, and T.E., Vol. 1, April 19, 2000, at 27-30.

     26 T.E., Vol. 1, April 19, 2000, at 28.

     27 Response to the Commission's March 24, 2000 Order, Item 54.

performance, customer service and safety improvements."28 At LG&E, the CIP involved the use of teams of employees and facilitators to study areas of opportunity that could lead to more efficient and effective operations.

     The Commission encourages the Applicants' efforts to apply best practices to their operations. Given LG&E's experience with successfully implementing ClP, documenting and tracking team initiatives, and reporting results through the management audit process, it should be easy for a similar procedure to be applied to the best practices implementation process. To enable the Commission to track the use of best practices, the Applicants should file semi-annual progress reports. For each area reviewed for application of best practices, the progress report should document the investigating team, its mission and area of investigation, current status, estimated costs, expected results including savings, and all results actually achieved.

                 OBLIGATION TO SERVE AND CUSTOMER SERVICE ISSUES
                 -----------------------------------------------

 Native Load/Reserve Margin
---------------------------

     NAS expressed concern that the Applicants may set a higher priority on selling electricity outside of Kentucky at prices that exceed those paid by LG&E's and KU's native load customers. Objecting to such a practice, NAS asserted that serving existing and new Kentucky loads must be LG&E Energy's top priority. NAS urged the Commission to require PowerGen to offer to Kentucky consumers prices, terms and conditions of service that are at least as favorable as any proposals extended for off-

-------------------
     28 See the Comprehensive Management Audit of Louisville Gas and Electric
        ---
Company, dated July 28, 1995, Finding lll-F20, at 65.

system sales of any kind. The AG expressed concern that this proposed "most favored nation" clause could result in revenue reductions that could negatively impact other ratepayers through the ESM. If such a clause is adopted, the AG requests native load customers be insulated from any adverse effects.

     The Commission concurs that serving existing and new Kentucky load must be a high priority for LG&E Energy. The existing LG&E and KU generating plants were built to serve retail customers within their respective service territories. While power that is temporarily excess is properly sold off-system in wholesale markets, LG&E and KU must first serve their native load customers. NAS's concern is adequately addressed by the Applicants' commitment to dedicate LG&E's and KU's low cost generation first to the requirements of their native load customers. This commitment is reflected in Appendix A under Other Commitments
                                                            -----------------
and Assurances. While the AG is correct that NAS's proposal could unfairly
--------------
impact other native load customers, insulating LG&E's and KU's other customers would necessarily require stockholders to absorb any resulting revenue shortfall. We find such action to be unnecessary in view of the other safeguards currently in place to protect native load customers from being adversely impacted by off-system sales.

     An additional concern related to the protection of native load customers was expressed by OMU regarding the generally reduced reserve margins within the LG&E and KU system, coupled with steadily increasing reliance on peaking generation units and wholesale power purchases. According to the latest Integrated Resource Plan filed by LG&E and KU, current capacity and reserve is close to peaking load.29 Investments in new generation are urgently needed throughout the region, thereby further exacerbating the risk to customers by LG&E and KU relying upon ever-increasing quantities of short-term wholesale power purchases. In addition, the Commission is concerned that while the merger process is underway, upper management's attention to this situation may be diverted by merger-related issues.

     In response to these concerns, PowerGen has committed to allowing LG&E and KU to acquire the necessary resources, whether through new generating capacity or firm contracts, in an effort to give priority to new and existing native load.30 PowerGen has further committed that it will provide the necessary capital to enable LG&E and KU to provide reasonable service at fair, just, and reasonable rates and that it will not refuse to provide such capital if such refusal would impair either utility's ability to provide reasonable service. The Commission will monitor the fulfillment of this commitment by the Applicants, including, if appropriate, the consideration of new base-load or intermediate-load generation.

     Transmission capacity and reliability are also concerns to be addressed herein. Historically, LG&E and KU have actively participated in organizations such as the East Central Area Reliability Council and the Midwest Independent System Operator ("Midwest ISO") which help to ensure the reliability of the bulk power system and which, in turn, have a significant impact on retail electric service. The Commission encourages

-------------------
     29 Case No. 99-430, The Joint Integrated Resource Plan of Louisville Gas and Electric Company and Kentucky Utilities Company, filed November 22, 1999.

     30 Joint Applicants' Post-Hearing Brief at Appendix A at 3.

LG&E and KU to continue active participation in these organizations, particularly with respect to maintaining the reliability of the electricity supplied to their customers.

Service Quality
---------------

     The Commission is concerned that adequate distribution services be maintained by the utilities. LG&E and KU provide excellent customer service and the Commission expects that adequate resources will continue to be allocated to customer service and safety. Therefore, to properly monitor service quality, LG&E and KU must file annually by March 31 outage reports summarizing System Average Interruption Duration Index ("SAIDI") and System Average Interruption Frequency Index ("SAIFI") at the substation level for the previous year and a comparison to the previous 5-year average. Any deterioration in excess of 10 percent for any one substation, or 5 percent for the system total, should be explained and a description of corrective measures to be taken should be included. If none are needed, an explanation should be provided. If weather is the largest contributing factor for the differences, the effects of severe storms should be removed and then the data re-compared.

Customer Service Issues
-----------------------

     Several intervenors claimed that recent changes in LG&E's and KU's customer service policies and practices will negatively affect low-income customers and questioned whether those changes were in some way related to the merger announcement. Concern was also expressed that under PowerGen's ownership, additional changes might be made that would have further negative impacts on low-income customers and that service might suffer due to workforce reductions or other cost-cutting measures implemented to improve economic efficiencies.

     CAC and MHNA/POWER objected to the recent closing of customer service centers by both LG&E and KU and to recent changes in LG&E's policies regarding payments on arrearages and implementation and termination of partial payment plans./31/ CAC and MHNA/POWER argue that these actions will negatively affect low-income customers and that they need to be reversed if the merger is to be consistent with the public interest./32/ CAC also raised concerns about LG&E's recent applications to increase its rates for gas service/33/ and certain non-recurring charges and urged that those cases be withdrawn./34/

     LG&E stated that the recent filings to increase its gas rates and non-recurring charges are unrelated to the PowerGen acquisition. LG&E and KU stated that the recent closings of their respective customer service centers resulted from planned consolidations that were an outgrowth of their 1998 merger. LG&E explained that the changes in its policies regarding payments on arrearages and implementation and termination of partial payment plans were also made as a result of that merger. In an effort to develop uniform policies and practices in several areas, management reviewed

-------------------
     /31/ Brown Kinloch Testimony at 28-34.

     /32/ Id. at 35, Post-Hearing Brief of MHNA/POWER at 7.
          --
     /33/ Case No. 2000-080, An Adjustment of the Gas Rates of Louisville Gas and Electric Company, flied March 30, 2000.

     /34/ Case No. 2000-137, Changes to Louisville Gas and Electric Charge for Disconnecting and Reconnection Service and Charge for Returned Checks, filed April 21, 2000.

those in place at LG&E and KU and determined that KU's were superior. This led to modifications of LG&E's existing policies on arrearage payments and partial payment plans consistent with those of KU.

     LG&E and KU have for many years been providing a high quality level of customer service./35/ Their commitment to service quality was recognized in 1999 with an award by J.D. Power & Associates for outstanding residential customer service. PowerGen has made the following commitments regarding issues affecting low-income customers specifically. First, it will review with LG&E management the current policies and practices with respect to low-income customers to determine whether more "customer-sympathetic" policies and practices would be appropriate. This review will specifically include those points raised in the testimony sponsored by the low-income customer representatives. Secondly, with respect to statewide legislation for a low-income universal service fund, PowerGen stated LG&E and KU would take a neutral stance on the portion of such legislation designed to create a line item charge on utility customers' bills for the purpose of assisting low-income customers so long as such legislation has no impact on shareholders./36/

     On customer service issues, PowerGen has committed to take into consideration the impact on customer service and customer satisfaction of implementing best practices, and to minimize, to the extent possible, any negative impacts. PowerGen, LG&E, and KU commit to advising the Commission at least annually on the adoption and implementation of best practices at both LG&E and KU following consummation of

-------------------
     /35/ Application Exhibit K, Hewitt Testimony at 4.

     /36/ T.E., Vol. 1, April 19, 2000, at 170.

the merger. PowerGen also states that it has the same level of commitment to high quality service that LG&E Energy has and will fully support maintaining the LG&E and KU "track record" for service.

     It is clear that the rate filings, service center closings, and changes in payment policies are unrelated to the PowerGen merger. The rate filings are related solely to LG&E's existing costs and revenue levels. The service centers were closed after an analysis based on the level of low-income transactions, fewest customers affected, close proximity to another office, the level of O & M reduction, and building ownership status./37/ The changes in LG&E's policies regarding arrearage payments and partial payment plans result from actions taken as a result of the LG&E/KU merger. The arguments that any or all of these actions or changes should be reversed as a condition of approving the PowerGen merger are not persuasive. Since these actions were undertaken independent of the proposed merger, there is no justification to conditioning the merger on their reversal.

     We are encouraged by LG&E's and KU's efforts to increase the availability of customer contacts through their agreements with independent parties to establish customer bill payment facilities and with banks to establish full-function payment centers, as well as by PowerGen's commitments concerning customer service and customer satisfaction. However, we remain concerned about the potential negative impacts of the service center closings and the policies on arrearages and partial payment plans. Of particular concern is LG&E's reduction in service centers from four to only one. PowerGen agreed to review these and various other issues with LG&E's

-------------------
     /37/ Response to CAC's March 23, 2000 Data Request, item 15.

and KU's management. The Commission expects to be kept apprised of the status of these reviews and any changes, modifications, or other impacts resulting therefrom, as well as any future actions that are taken affecting these areas. We also expect LG&E and KU to monitor customer service under this new environment and report on these matters to the Commission in conjunction with their reports on the implementation of best practices.

Customer Service Performance Standards
--------------------------------------

     LG&E and KU have been providing a high level of service quality for many years though neither has adopted specific service quality standards. However, both utilities maintain statistics on the duration and frequency of electric interruptions, the SAIDI and SAIFI statistics previously identified, and other measurements of customer satisfaction.38 While the Applicants agreed to provide this data on customer satisfaction, they declined to adopt any minimum service quality standards on the basis that existing Commission regulations govern service reliability.39

     PowerGen's electric distribution subsidiary, East Midlands, has adopted service quality standards to improve its below-average performance. Those standards include a guaranteed level of service with penalty payments to customers when minimum service levels are not achieved.40 MHNA/POWER cite these standards in recommending that the merger be conditioned upon LG&E's and KU's commitment to

-------------------
     38 Response to the Commission's April 5, 2000 Order, Item 34.

     39 Response to the Commission's March 24, 2000 Order, Item 66.

     40 Id., Item 65.

adopt customer service standards with penalty provisions./41/ Although the Commission does not find such a condition necessary at this time, we share the concerns that after the merger there might be a decline in the quality of customer service.

     Included under the umbrella of customer service are customer service centers, and the recent closing of many of these offices is discussed herein. The Applicants have testified extensively on adopting a best practices process and the potential value of such a process. While the Commission recognizes that potential value, we must emphasize that quality of service is of equal importance to cost of service. The Applicants are on notice that cost reductions must not be pursued if a direct or indirect result will be a decline in service quality. As the Applicants analyze their operations for purposes of implementing best practices, consideration of adopting customer service standards should be made a top priority. To properly monitor this issue, the Applicants should include a discussion of their consideration of such standards in their report to the Commission on identifying and implementing best practices.

                             PRESERVATION OF ASSETS
                             ----------------------

     LG&E and KU have statutory obligations to provide adequate, efficient, and reasonable utility service to native load customers within their respective service territories. In addition, LG&E Energy is contractually obligated to ensure that certain subsidiaries not regulated by this Commission fulfill their long-term obligations to supply wholesale power to Big Rivers and Kenergy. These LG&E Energy subsidiaries provide all the electrical needs of Big Rivers for ultimate sale to approximately 96,000 Kentucky ratepayers, as well as the needs of Kenergy for resale to Alcan and another aluminum

-------------------
          /41/ MHNA/POWER Post-Hearing Brief at 4 and 8.

smelter. These wholesale supply contracts were approved by the Commission as part of the financial reorganization of Big Rivers.

     Big Rivers, Kenergy, and Alcan have objected to the merger on the basis that PowerGen's ability to transfer or sell LG&E Energy assets, including the LG&E and KU stock, may materially impair the value of LG&E Energy as security for the wholesale power sales. The proposed remedy for this concern is to require LG&E Energy to maintain a minimum level of net worth. The Applicants rejected this remedy, arguing that the merger will not impair LG&E Energy's value.

     The Commission finds that Big Rivers, Kenergy, and Alcan have raised a valid concern regarding security for these wholesale power contracts. The merger also creates a similar concern with respect to maintaining the assets of LG&E and KU for the benefit of retail customers. While we find it inappropriate at this time to require LG&E Energy to maintain a minimum level of net worth, certain less restrictive customer protections are appropriate. Thus, LG&E Energy must commit to not transfer the LG&E or KU stock without prior Commission approval, regardless of whether the transfer would be exempt under KRS 278.020(6)(b). In addition, the Applicants must commit to not transfer any asset of LG&E or KU with an original book value in excess of $10 million without prior Commission approval.

                         ECONOMIC/COMMUNITY DEVELOPMENT
                         ------------------------------

     One area of particular concern is the Applicants' commitment to continuing LG&E's and KU's historic policies and level of effort in support of economic development in the Commonwealth and maintaining a strong presence as positive corporate citizens in the communities they serve. NAS, which takes the strongest stand on the issue of economic development, argued that the merger should be conditioned on a 5-year requirement that any dividends or other payments by LG&E Energy to PowerGen be solely from current earnings unless the Commission finds that LG&E Energy: (1) is providing adequate levels of service; (2) is making the capital investment required to reliably serve existing, expanding, and expected new Kentucky electric loads; and (3) is continuing to make satisfactory efforts to promote economic development in Kentucky. NAS also recommends that PowerGen be required to file an annual report on its economic development efforts in Kentucky, including efforts to promote the expansion of existing electric loads.

     NAS and MHNA/POWER raised concerns that after the merger, LG&E and KU may increase their efforts to sell power in wholesale markets to the detriment of serving existing or expanding native loads within the Commonwealth. Big Rivers points to the lack of commitments on the part of PowerGen to being proactive in economic development in Kentucky in the event of electric deregulation or to maintaining LG&E's and KU's economic development budgets at least at their current levels. MHNA/POWER and CAC expressed concerns that LG&E's and KU's recent closing of customer service centers indicates a deterioration in the level of commitment to the communities they serve and questioned whether, under PowerGen's management, that commitment might be further weakened.

     The Applicants made several commitments in the areas of economic and community development, some of which address the specific concerns voiced by the intervenors. The Applicants commit to: (1) maintaining and supporting for 10 years

LG&E's and KU's relationships with the communities they serve;/42/ (2) maintaining LG&E's and KU's proactive stance on developing economic opportunities in Kentucky; (3) allowing LG&E Energy, LG&E, KU, and the LG&E Energy Foundation to continue making annual civic and charitable contributions at levels comparable to or greater then those made prior to the merger; and (4) extending to Lexington, Kentucky on an equal basis all commitments made with respect to supporting economic development activities and civic and charitable activities.

     The Commission finds some comfort in these commitments, but we share the belief of some of the intervenors that the commitments should apply with equal force to rural areas. Economic development and investment in the communities served by LG&E and KU are of paramount importance to the public interest and these communities extend far beyond the urban centers of Louisville and Lexington. The Commonwealth includes many small, rural communities. While great strides have been made in economic development in recent years, many of these rural areas have not experienced the same level of prosperity as our urban centers. Thus, the Applicants' commitments to economic development and civic and charitable activities must apply equally to all rural areas served, not solely to the Louisville and Lexington areas.

     The Commission is encouraged by the Applicants' commitments to economic development, but we find that a minimal level of monitoring is appropriate. Therefore, three reports will be required. The first, which should be filed within 30 days, must disclose the total annual expenditures for economic development and total annual expenditures for charitable contributions for the past three calendar years for LG&E

-------------------
    /42/ T.E., Vol. 1, April 19, 2000, at 185.

Energy Foundation, LG&E, and KU. This report should also include the budgeted amounts for 2000 through 2002 for each corporation. Another report should be filed annually by each corporation, in conjunction with the LG&E and KU annual financial reports, disclosing total prior year expenditures for economic development activities and charitable contributions. The remaining report, to be filed annually by LG&E and KU, should detail economic development efforts within their respective service areas.

                            RESEARCH AND DEVELOPMENT
                            ------------------------

     The Applicants state that they will continue funding research and development ("R&D") programs as long as the programs produce benefits./43/ The Commission concurs with this position because such programs produce a myriad of benefits, including advances in fuel and generation technology, environmental technology, and transmission grid technologies. However, many new technologies take several years to develop and successfully implement. Thus, the Commission is concerned that as electricity prices become more competitive, utilities will intensify cost cutting efforts and reduce spending on R&D. Reducing R&D spending would be short-sighted and not in the customers' long-term interest.

     The Commission strongly supports research and development and commends the Applicants for their commitments to such programs. Benefits can be realized whether research is sponsored solely by one utility or through a larger organization funded by multiple utilities or stakeholders. The benefits of R&D may well help the

-------------------
    /43/ Id. at 43.

Applicants in fulfilling their commitments to preserve LG&E's and KU's low rates and high quality service./44/

     To assist the Commission in its efforts to monitor this commitment, the Applicants should provide written notice of any material changes in their level of participation or funding for R&D 30 days prior to the proposed change. This includes any change in R&D funding equal to or greater than 5 percent of the previous year's budget. The written notice should include an explanation and justification for the change in policy.

                               REGULATORY CONCERNS
                               -------------------

          Previous Orders approving the creation of holding companies for KU and LG&E, as well as the merger of those holding companies, included extensive discussions of the Commission's concerns and objectives with regard to the protection of ratepayer interests. The Commission's concerns related to three areas:

     1. The protection of utility resources;

     2. The ability to adequately monitor the corporate activities of the utility, the holding company, and any other subsidiaries established by the holding company; and

     3. The establishment of reporting requirements to assist the Commission in its monitoring activities.

Those Orders also contained a detailed list of the conditions and requirements necessary to protect ratepayers' interests.

     LG&E Energy, LG&E, and KU stated that they would continue to adhere to the applicable conditions described in those Orders after the merger. This commitment included, but was not limited to, the reporting requirements prescribed in those Orders

-------------------
     /44/ Application Exhibit K, Wallis Testimony at 11.

and the access to the books and records of other affiliates and subsidiaries engaged in transactions with LG&E and KU./45/ However, LG&E and KU indicated there were some areas where SEC restrictions could impact the Commission's oversight./46/

     The Commission is aware of and familiar with the SEC restrictions associated with registered holding companies such as Cinergy and American Electric Power. LG&E and KU will not be subject to these SEC provisions until they become part of the PowerGen registered holding company system, which will not occur until the merger is completed. However, the Commission believes it is important to acknowledge other developments that will have an impact on the conditions and requirements prescribed in the earlier holding companies and merger Orders.

     During the 2000 Regular Session, the Kentucky General Assembly passed House Bill 897, which implements guidelines on cost allocations and affiliate transactions, as well as a code of conduct for utilities with nonregulated activities or affiliates. This legislation will become effective on July 14, 2000.

     The SEC Application has also identified a situation which further affects the conditions and requirements prescribed in the Commission's Orders in Case Nos. 10296, 89-374, and 97-300. It is acknowledged in the SEC Application that there are

-------------------
    /45/ Application at 18-19.

    /46/ Application Exhibit K, Robinson Testimony, at 3-4.

differences between the SEC and the FERC regarding intra-affiliate transactions./47/ PowerGen, LG&E Energy, LG&E, and KU have told the SEC that PowerGen will be able to comply with the requirements of both the FERC and SEC for all services, sales, and construction contracts between associated and holding companies unless otherwise permitted by the SEC./48/

     Regardless of these developments, the Commission's concerns for the protection of ratepayers remains the same as those expressed some 12 years ago. Therefore, the Commission will require as a condition to the merger that PowerGen, LG&E Energy, LG&E, and KU will comply with the conditions and requirements previously expressed in the Orders in Case Nos. 10296, 89-374, and 97-300. These concerns, conditions, and requirements have been repeated and restated as Appendix B to this Order. Until July 14, 2000, PowerGen, LG&E Energy, LG&E, and KU will comply with the conditions and requirements expressed in Appendix B. From July 14, 2000 until such time as these parties become subject to the SEC's requirements as part of the PowerGen registered holding company system, the conditions and requirements listed in

-------------------
    /47/ The FERC intra-corporate transactions policy, with respect to non-power goods and services, generally requires that affiliates or associates of a public utility not sell non-power goods and services to the public utility at a price above market. The sales of non-power goods and services by a public utility to its affiliates or associates are to be at the public utility's cost for such goods and services or market value for such goods and services, whichever is higher. The SEC policy generally requires that affiliate transactions involving system utilities be at cost, fairly or equitably allocated among such companies. See SEC Form U-I Application, filed with the SEC on April 26, 2000, Item 3, Part
---
F, Section 13 -- Intra-System Provision of Services, at 101.

    /48/ Id. at 101. Under circumstances of divergent cost and market prices such that both the FERC and SEC pricing standards could not be reconciled if the transaction was performed, PowerGen would comply by refraining from performing the affected service, sales, or construction contract.

Appendix B will be modified subject to the provisions of House Bill 897. Upon the establishment of the PowerGen registered holding company system, the rules of the SEC will take precedence. Further, the Commission expects that PowerGen, LG&E Energy, LG&E, and KU will abide by the representations they have made in the SEC Application concerning the conflict between FERC and SEC affiliate transaction pricing. However, in any instance in which the conditions and requirements expressed in Appendix B are not superseded by the provisions of House Bill 897 or the rules of the SEC, the conditions and requirements in Appendix B will control.

                                REPORTING ISSUES
                                ----------------

     To ensure adequate regulatory oversight, the Commission has imposed numerous reporting requirements upon the Applicants. LG&E and KU have also raised two specific reporting issues. First, they have suggested that the quarterly supplemental financial information required in Case No. 97-300 is no longer necessary because of the ESM, and have asked that this information be filed on an annual basis only./49/ They also state that these reports can be provided no earlier than 60 days after the end of the reporting month due to the time necessary to separate and verify the financial statements./50/ Second, they suggested convening a future conference to discuss how the SEC reports for registered holding companies may satisfy the reporting requirements imposed in this case./51/

-------------------
     /49/ Response to the Commission's March 24, 2000 Order, Item 8.

     /50/ Response to the Commission's April 5, 2000 Order, Item 24(a).

     /51/ Response to the Commission's March 24, 2000 Order, Item 40(d).

     In Case No. 97-300, the Commission found that changes occurring in the gas and electric industries necessitated the filing of supplemental information which better identified the nature of LG&E's and KU's operations. LG&E and KU were directed to file this supplemental information quarterly./52/ The Applicants have provided no basis to support their claim that the ESM obviates the Commission's need for this information on a quarterly basis. LG&E and KU acknowledged that procedures are already in place to accomplish the allocations needed to produce these quarterly reports./53/ The Commission finds that the need for the quarterly financial information is not obviated by the ESM. The request to file these reports on an annual basis is, accordingly, denied. As to the filing date, LG&E and KU have failed to justify the need for 60 days to prepare these reports, especially in light of testimony that procedures are in place to perform the necessary allocations. Therefore, the quarterly supplemental financial information should be filed with the Commission within 45 days of the end of the reporting quarter. These decisions will be subject to future reconsideration in the event that good cause can be shown.

     The Commission has previously recognized in cases involving registered holding companies that SEC reports may satisfy many of our filing requirements./54/ In such

-------------------
     /52/ Case No. 97-300, September 12, 1997 Order at 29.

     /53/ T.E., Vol. II, April 20, 2000, at 224-225.

     /54/ See Case No. 94-104, Application of The Cincinnati Gas & Electric
          ---
Company and Cinergy Corp. for Approval of the Acquisition of Control of The Union Light, Heat & Power Company by Cinergy Corp., final Order dated May 13, 1994, at 22; and Case No. 99-149, Joint Application of Kentucky Power Company, American Electric Power Company, Inc. and Central and South West Corporation Regarding a Proposed Merger, final Order dated June 14,1999, at 12.

cases, the SEC reports are acceptable substitutes. The Applicants should file an analysis of the reporting requirements contained in this Order and the information contained in their SEC reports, indicating areas that may be duplicative. The Commission will then determine whether the identified SEC reports adequately satisfy the Commission's information requirement. The Applicants' analysis should be filed within 90 days of completing the acquisition.

                               SUMMARY OF FINDINGS
                               -------------------

     The Commission, after consideration of the evidence of record and being advised, finds that:

     1. PowerGen, LG&E Energy, LG&E, and KU will, after the consummation of the merger, have the financial, technical, and managerial abilities to provide reasonable utility services.

     2. PowerGen and any intermediate company between PowerGen and LG&E Energy will not, by reason of PowerGen's ownership of all outstanding shares of common stock of LG&E Energy, be a utility as defined in KRS 278.010(3).

     3. LG&E Energy will not, by reason of its ownership of all outstanding shares of common stock of LG&E and KU, be a utility as defined in KRS 278.0 10(3).

     4. The proposed acquisition of LG&E Energy by PowerGen, the merger of LG&E Energy and the Merger Sub, and the transfer of control of LG&E and KU to a newly constituted LG&E Energy is in accordance with law, for a proper purpose, and will be consistent with the public interest only if the Applicants accept and agree to the commitments and conditions set forth in Appendices A and B, attached hereto and incorporated herein by reference.

     5. The Commission will certify to the SEC pursuant to Section 33(a)(2) of PUHCA that, with the Applicants' acceptance of the commitments in Appendices A and B, the Commission has the authority and resources to protect LG&E's and KU's ratepayers subject to its jurisdiction and that it intends to exercise this authority.

     6. The merger should be approved upon the condition that the CEOs of each Applicant file within 7 days of the date of this Order a written acknowledgement accepting, and agreeing to be bound by, the commitments set forth in Appendices A and B to this Order.

     7. LG&E and KU should provide copies of the applications, notices, final approval orders, or other regulatory notifications received from FERC, SEC, the Federal Communications Commission, the Department of Justice, the Virginia State Corporation Commission, and the Tennessee Regulatory Authority, to the extent these documents have not already been provided in this case.

     8. The request by LG&E and KU to discontinue the filing of the quarterly supplemental financial reports and to file those reports on an annual basis should be denied. In addition, the supplemental financial reports should be filed with the Commission within 45 days of the close of the reporting period.

     9. LG&E and KU should file within 90 days of closing the merger an analysis of the reporting requirements contained in this Order and the requirements of the SEC, identifying those SEC reports that may satisfy the Commission's requirements.

     10. The Applicants should notify the Commission in writing of any material change in LG&E's and KU's participation in, or funding for, research and development 30 days prior to any proposed change.

     11. LG&E and KU should file annually their service outage reports as described in this Order.

     12. The Applicants should file semi-annually a report detailing the adoption and implementation of best practices at LG&E and KU. The report should be filed 45 days after the close of the reporting period.

     13. Within 30 days of the date of this Order, LG&E Energy, the LG&E Energy Foundation, LG&E, and KU should file a report detailing their actual expenditure levels for economic development activities and civic and charitable activities for the past three calendar years. The report should also include the current budgets for the same activities for the years 2000 through 2002.

     14. LG&E Energy, the LG&E Energy Foundation, LG&E, and KU should report annually their actual expenditures for economic development activities and civic and charitable activities. In addition, LG&E and KU should annually file a written update report concerning economic development efforts within their respective service areas.

     15. LG&E and KU should annually file their current 3-year capital budgets, including an explanation for any reductions in the capital budget items greater than 10 percent.

     16. PowerGen and LG&E Energy should, every 6 months, provide reports on the actual costs of the LG&E Energy acquisition, as described in this Order. The reports should be as of June 30 and December 31, with the first report due on August

15, 2000 and all subsequent reports due 45 days after the end of the reporting period. PowerGen and LG&E Energy should continue to provide these reports until all transaction costs have been incurred.

     17. In the event LG&E or KU requests the SEC or FERC for an exemption or change to the current dividend requirements, a copy of such request should be filed with the Commission 30 days prior to its submission to the SEC or FERC.

     IT IS THEREFORE ORDERED that:

     1. The transfer of ownership of LG&E and KU through the acquisition of ownership and control of LG&E Energy by PowerGen is approved, subject to the filing within 7 days of the date of this Order of the written acknowledgements described in Finding No. 6 above.

     2. PowerGen and LG&E Energy shall not impair the capacity of LG&E and KU to meet their obligations to provide adequate, efficient, and reasonable utility service.

     3. LG&E and KU are prohibited from guaranteeing the debt of PowerGen, LG&E Energy, and related affiliates and subsidiaries of PowerGen and LG&E Energy, without the prior approval of the Commission.

     4. The Applicants shall comply with all reporting and filing requirements described herein. Unless otherwise noted, all quarterly reports shall be filed within 45 days of the close of the reporting quarter, while all annual reports shall be filed by March 31 of the year following the reporting period.

     5. Access to the books and records of PowerGen and LG&E Energy and its related affiliates and subsidiaries shall be provided as described in Appendix B.

     6. LG&E and KU shall file copies of the applications, notices, final approval orders, or other regulatory notifications received from FERC, SEC, the Federal Communications Commission, the Department of Justice, the Virginia State Corporation Commission, and the Tennessee Regulatory Authority, to the extent these documents have not already been provided in this case, within 10 days of their filing or receipt.

     7. Within five days of the consummation of the merger, LG&E and KU shall file a written notice setting forth the date of merger.

     8. The request by LG&E and KU to discontinue the filing of the quarterly supplemental financial reports and all those reports to be filed on an annual basis is denied.

     9. The motion to intervene of Gallatin Steel Company is denied as untimely and its tendered brief is rejected.

     Done at Frankfort, Kentucky, this 15th day of May, 2000.

                                                 By the Commission

ATTEST:


[SIGNATURE ILLEGIBLE]
-----------------------------
Executive Director

                                   APPENDIX A

               APPENDIX TO AN ORDER OF THE KENTUCKY PUBLIC SERVICE COMMISSION IN CASE NO. 2000-095 DATED May 15, 2000.

     The approval of the merger of PowerGen and LG&E Energy is subject to the written acceptance by PowerGen, LG&E Energy, LG&E, and KU of the following commitments and assurances:

                            OPERATIONS AND FINANCIAL
                            ------------------------

     1. PowerGen, LG&E Energy, LG&E, and KU shall adhere to the conditions described in the Commission's Orders in Case Nos. 10296, 89-374, and 97-300, to the extent those conditions are not superseded by the provisions of House Bill 897 or the jurisdiction of SEC or FERC. These conditions, restated in Appendix B to this Order, concern protection of utility resources, monitoring the holding company and the subsidiaries, and reporting requirements.

     2. PowerGen commits that the books and records of LG&E Energy, LG&E, and KU will be kept in Kentucky.

     3. PowerGen, LG&E Energy, LG&E, and KU commit not to assert that the SEC's jurisdiction legally preempts the Commission from disallowing recovery in retail rates for the cost of goods and services that LG&E or KU obtain from or transfer to an associate, affiliate, or subsidiary in the same holding-company system. This assertion shall also apply to any claim under the Ohio Power vs. FERC
                                                       -------------------
decision. However, LG&E and KU shall retain the right to assert that the charges are reasonable and appropriate.

     4. PowerGen, LG&E Energy, LG&E, and KU shall commit not to assert in any proceeding before the Commission preemption by a United Kingdom or other foreign regulator of the review of the reasonableness of a cost. However, LG&E and KU shall retain the right to assert that the charges are reasonable and appropriate.

     5. PowerGen, LG&E Energy, LG&E, and KU commit to provide the Commission with notice 30 days prior to any SEC filing that proposes new allocation factors. The notice need not be in precise form of the final filing but will include, to the extent information is available, a description of the proposed factors and the reasons supporting such factors. PowerGen, LG&E Energy, LG&E, and KU commit to make a good faith attempt to resolve differences, if any, with the Commission in advance of filing with the SEC.

     6. PowerGen, LG&E Energy, LG&E, and KU commit that the merger will not detract from the benefits customers currently receive as a result of the merger approved in Case No. 97-300. This commitment includes LG&E's and KU's merger surcredits, the merger dispatch savings, and lower fuel costs distributed through LG&E's and KU's fuel adjustment clauses.

     7. PowerGen, LG&E Energy, LG&E and KU commit that PowerGen's acquisition will have no impact on the base rates or the operation of the fuel adjustment clauses, environmental surcharges, gas supply clause, demand side management clause, or ESM schedules of LG&E or KU.

     8. PowerGen, LG&E Energy, LG&E, and KU commit to obtaining Commission approval prior to the transfer of any LG&E or KU asset with an original book value in excess of $10 million.

     9. PowerGen, LG&E Energy, LG&E, and KU commit that any proposed amendment to the Power Supply System Agreement and the Transmission Coordination Agreement between KU and LG&E shall be submitted to the Commission for its review 30 days in advance of filing the amendment with the FERC.

     10. PowerGen, LG&E Energy, LG&E, and KU commit that LG&E Energy, its subsidiaries, LG&E and KU, and their ratepayers, directly or indirectly, shall not incur any additional costs, liabilities, or obligations in conjunction with the acquisition of LG&E Energy by PowerGen including, but not limited to, the following:

         a. LG&E Energy, LG&E, and KU shall not incur any additional indebtedness, issue any additional securities, or pledge any assets to finance any part of the purchase price paid by PowerGen for the LG&E Energy stock.

         b. The payment for the LG&E Energy stock shall be recorded on PowerGen's books, not the books of LG&E Energy or its subsidiaries.

         c. The premium paid by PowerGen for the LG&E Energy stock, as well as any other associated costs, shall not be "pushed down" to LG&E or KU.

         d. All transaction-related costs, including the cost of purchase and the premium paid for the LG&E Energy transaction, shall be excluded for rate-making purposes and from the rates of LG&E and KU.

         e. LG&E and KU shall not seek a higher rate of return on equity in future rate cases than would have been sought if no merger had occurred.

         f. The current outstanding preferred stock of LG&E and KU shall not be changed, converted, or otherwise exchanged in conjunction with the merger.

         g. The accounting and rate-making treatments of LG&E's and KU's excess deferred income taxes shall not be affected by the merger of PowerGen and LG&E Energy.

         h. No costs of the Advisory Board shall be borne by LG&E or KU.

         i. No change in control payments will be allocated to the ratepayers of LG&E and KU.

         j. If early termination costs are incurred for Mr. Hale, Mr. Staffieri, Mr. McCall, Mr. Duncan, or Mr. Newton, none of these costs will be allocated to LG&E or KU.

         k. Any additional administrative costs incurred in order to comply with the financial and accounting standards of the United States and the United Kingdom will not be borne by LG&E and KU.

         1. No generation assets located within Kentucky will be sold to finance this or any subsequent merger without prior Commission authorization.

     11. The Applicants commit that the corporate officers of LG&E Energy, LG&E, and KU shall maintain their current titles and responsibilities as officers unless and until otherwise determined by either of their respective Boards of Directors. The Applicants will maintain the highest level of management experience within LG&E Energy, LG&E, and KU, and will provide an opportunity to broaden that experience by exchanging positions with other managers in PowerGen's organization.

     12. PowerGen commits to taking an active and ongoing role in managing and operating LG&E and KU in the interests of customers, employees, and the Commonwealth of Kentucky, and to take the lead in enhancing LG&E's and KU's relationship with the Commission, with state and local government, and with other community interests, including, but not limited to, meetings between PowerGen's chief executive and the Commission at least twice a year.

     13. PowerGen commits to maintaining a sound and constructive relationship with those labor organizations that may represent certain employees of LG&E Energy; to remain neutral respecting an individual's right to choose whether or not to be a member of a trade union; to continue to recognize the unions that currently have collective bargaining agreements with LG&E, and to honor those agreements.

     14. PowerGen, LG&E Energy, LG&E, and KU commit to advising the Commission at least annually on the adoption and implementation of best practices at both LG&E and KU following the consummation of the merger.

                                    REPORTING
                                    ---------

     1. If new debt or equity in excess of $100 million is issued, PowerGen commits to notify the Commission as soon as practicable prior to the issuance, and LG&E Energy commits to notify the Commission 30 days prior to the issuance.

     2. PowerGen commits to notifying the Commission subsequent to its board approval and as soon as practicable following any public announcement of any acquisition of a regulated or non-regulated business representing 5 percent or more of PowerGen's market capitalization.

     3. PowerGen commits to providing an annual report to the Commission detailing LG&E Energy's proportionate share of PowerGen's total assets, total operating revenues, operating and maintenance expenses, and number of employees.

     4. PowerGen commits to notifying the Commission 30 days prior to paying any dividend or transferring more than 5 percent of the retained earnings of LG&E or KU to PowerGen.

     5. PowerGen commits to filing with the Commission a copy of its annual report to its shareholders.

     6. PowerGen commits to filing with the Commission such additional financial reports as the Commission, from time to time, reasonably determines to be necessary for it to effectively regulate the operation of LG&E and KU.


                         SERVICE QUALITY AND RELIABILITY
                         -------------------------------

     1. PowerGen, LG&E Energy, LG&E, and KU commit that customers will experience no change in utility service due to the establishment of LG&E Energy Services, Inc.

     2. PowerGen, LG&E Energy, LG&E, and KU commit to: a) adequately funding and maintaining LG&E's and KU's transmission and distribution systems; b) complying with all Commission regulations and statutes; and c) supplying LG&E and KU customers' service needs.

     3. When implementing best practices, PowerGen, LG&E Energy, LG&E, and KU commit to taking into full consideration the related impacts on the levels of customer service and customer satisfaction, including any negative impacts resulting from workforce reductions.

     4. PowerGen commits that it will minimize, to the extent possible, any negative impacts on levels of customer service and customer satisfaction resulting from workforce reductions.

     5. LG&E and KU commit to periodically filing the various reliability and service quality measurements they currently maintain, to enable the Commission to monitor their commitment that reliability and service quality will not suffer as a result of the merger.

     6. PowerGen, LG&E Energy, LG&E, and KU commit to notifying the Commission in writing 30 days prior to any material changes in their participation in funding for research and development. The possible changes include, but are not limited to, any change in funding equal to or greater than 5 percent of the previous year's budget for research and development. The written notification shall include an explanation and the reasons for the change in policy.

     7. PowerGen commits to maintaining LG&E Energy's level of commitment to high quality utility service, and will fully support maintaining the LG&E and KU track record for superior service quality.

     8. PowerGen, LG&E Energy, LG&E, and KU commit that LG&E and KU shall continue to operate through regional offices with local service personnel and field crews.


                        OTHER COMMITMENTS AND ASSURANCES
                        --------------------------------

     1. PowerGen, LG&E Energy, LG&E, and KU commit to maintaining their respective headquarters in Kentucky for a period of 10 years following the merger. KU's headquarters shall be maintained in Lexington, Kentucky; LG&E Energy's and LG&E's headquarters shall be maintained in Louisville, Kentucky; and PowerGen's United States headquarters shall be maintained in Louisville, Kentucky.

     2. PowerGen, LG&E Energy, LG&E, and KU commit to dedicating LG&E's and KU's existing and future generation to the requirements of LG&E's and KU's existing and future native load customers.

     3. PowerGen and LG&E Energy commit that LG&E and KU shall maintain a substantial level of involvement in community activities, through annual charitable and other contributions, on a level comparable to or greater than the participation levels experienced prior to the date of the merger. PowerGen commits to maintaining and supporting the relationship between LG&E and KU with the communities that each serves for a period of 10 years.

     4. PowerGen and LG&E Energy commit that the acquisition of LG&E Energy will have no effect or impact on KU's contract with Owensboro Municipal Utilities and KU's contractual relationships with either its municipal customers or Berea College.

     5. PowerGen and LG&E Energy commit that the acquisition of LG&E Energy shall have no effect or impact on various agreements associated with the resolution of Big Rivers Electric Corporation's bankruptcy proceeding. These agreements include, but are not limited to, the lease agreement and associated obligations between LG&E Energy's affiliates and Big Rivers Electric Corporation and the power purchase agreements between LG&E Energy Marketing, Kenergy Corp., Alcan Aluminum Corp., and Southwire Co. Any revisions to these agreements must be submitted for Commission approval prior to the effective date of the revision.

     6. PowerGen and LG&E Energy commit that the acquisition of LG&E Energy shall have no effect upon the performance of LG&E Energy and its affiliates of their obligations under the Big Rivers Agreements. LG&E Energy and its affiliates shall continue to be bound by the terms of those agreements, including any guaranty agreements.

     7. In the event of a subsequent merger over which the Commission would not have jurisdiction, PowerGen commits to discuss with the Commission the issue of whether there would be any synergies resulting from that merger that could be appropriately shared with Kentucky ratepayers.

     8. PowerGen commits to maintaining LG&E's and KU's pro-active stance on developing economic opportunities in Kentucky and supporting economic development, and social and charitable activities, throughout LG&E's and KU's service territories.

     9. As soon as practicable, PowerGen shall meet with the senior management and the board of directors of Big Rivers.

     10. PowerGen commits that the current members of the LG&E Energy Board are eligible to serve as initial members of the Advisory Board and will be invited to do so.

     11. PowerGen commits that for as long as it owns, controls, or manages LG&E or KU, there shall be a seat on the PowerGen Board occupied by a United States citizen who resides in the service territories of LG&E or KU. PowerGen also commits that the first occupant of that seat shall be the CEO of LG&E Energy.

     12. PowerGen commits that LG&E Energy's Board of Directors shall consist of three members, one of whom shall be the current Chairman of LG&E Energy.

     13. PowerGen commits to review with LG&E management its current policies and practices with respect to low income customers to determine whether policies and practices more sympathetic to the needs of such customers would be appropriate.

     14. PowerGen commits that, with respect to any state-wide legislation for a low-income universal fund, it shall adopt a neutral position regarding that portion of such legislation designed to create a line item charge on utility customers' bills for the purpose of assisting low-income customers so long as such legislation has no impact on shareholders.

     15. PowerGen commits that its present expectation is for LG&E and KU to remain members of the Midwest ISO.

     16. The Applicants commit that, in conjunction with the Commission review of the PBR method presently in effect for LG&E's purchased gas adjustment clause, LG&E shall propose an ESM or other alternative form of regulation that will provide LG&E with incentives to make improvements while providing a mechanism for sharing with customers the benefits realized from those improvements.

     17. Upon the expiration of the LG&E and KU ESM provided for in the Commission's January 7, 2000 Orders, the Applicants commit to propose extension of the ESM or some other method of regulation that will continue to provide LG&E and KU with incentives to make improvements while providing a mechanism to share with customers the benefits realized from those improvements.

     18. PowerGen, LG&E Energy, LG&E, and KU commit that LG&E Energy shall hold 100 percent of the common stock of LG&E and KU and that LG&E Energy shall not transfer any of that stock without prior Commission approval even if the transfer is pursuant to a corporate reorganization as defined in KRS 278.020(6)(b).

                                   APPENDIX B

               APPENDIX TO AN ORDER OF THE KENTUCKY PUBLIC SERVICE COMMISSION IN CASE NO. 2000-095 DATED May 15, 2000.

     In the Orders approving the creation of holding companies for KU and LG&E, as well as those approving the merger of those holding companies, the Commission expressed numerous regulatory concerns and required certain information of KU, LG&E, and the respective holding companies. As these subjects are applicable to the proposed merger of LG&E Energy with PowerGen, those regulatory concerns and information requirements are restated below.

                         PROTECTION OF UTILITY RESOURCES
                         -------------------------------

Accounting Procedures and Controls
----------------------------------

     A primary concern related to the issue of diversification is the potential for subsidization of non-regulated activities by the regulated company. Three major areas that can be readily identified for potential cross-subsidization are accounting, cost allocation methodologies, and pricing of intercompany transactions. The accounting and reporting system used by KU and LG&E should be adequate to provide assurance that directly assignable utility and non-utility costs are accounted for properly and that reports on the utility and non-utility operations are accurately presented. KU and LG&E should implement and maintain cost allocation procedures that will accomplish the objective of preventing cross-subsidization, and be prepared to fully disclose all allocated costs, the portion allocated to each subsidiary of LG&E Energy, complete details of the allocation methods, and justification for the amount and the method. KU and LG&E should continue to comply with their Corporate Policies and Guidelines for
                                     -------------------------------------

Intercompany Transactions, as well as employing other procedures and controls
-------------------------
related to sales, transfers, and cost allocation to ensure and facilitate full review by the Commission and protect against cross-subsidization.

Diversion of Management Talent
------------------------------

     While it is in the best interest of LG&E Energy, PowerGen, and its shareholders to secure the most skilled management available, there is a concern that the diversion of management talent away from KU and LG&E to LG&E Energy, PowerGen, and its affiliates could present a threat to the continued efficient operation of the utilities and would not be in the best interests of ratepayers. Utility operations should not be neglected and should be assigned the same priority and level of expertise as in the past.

Financial Resources
-------------------

     A concern exists that LG&E Energy or PowerGen may divert KU's and LG&E's financial resources to benefit the activities of non-regulated affiliates at the expense of utility ratepayers. There are four main areas of concern:

     1. Attempts by LG&E Energy or PowerGen to adjust KU's or LG&E's capital structure could adversely affect the utilities' cost of capital and financial integrity. The Commission believes that LG&E Energy and PowerGen should assist the utilities in maintaining a balanced capital structure.

     2. The dividend policy of KU and LG&E could adversely affect the utilities' financing requirements and capabilities. The dividend policy must not adversely affect the utilities' ratepayers, and the utilities, through their boards of directors, have the responsibility to use their dividend policy consistent with preserving the financial strength of the utility.

     3. Unwillingness on the part of LG&E Energy or PowerGen to provide necessary capital to KU and LG&E could severely impair the utilities' ability to provide utility services, as is their statutory obligation. Any action or decision by the board of directors of LG&E Energy or PowerGen, including the unwillingness to provide adequate capital to KU and LG&E, that, in any way, impairs KU's and LG&E's ability to provide adequate, efficient, and reasonable utility service, will be in direct violation of KRS 278.030(2).

     4. A guarantee of the debt of non-utility affiliates LG&E Energy or PowerGen by KU and LG&E could unnecessarily place in jeopardy the financial position and resources of the utilities. Pursuant to KRS 278.300, KU and LG&E are prohibited from guaranteeing debt without prior Commission approval.

     For rate-making purposes, the Commission has jurisdiction over KU's and LG&E's capital structure, financing, and cost of capital. The Commission will continue to exercise this jurisdiction.

Employer/Purchaser of Last Resort
---------------------------------

     There is a risk that KU and LG&E could be used as the "dumping ground" for employees, assets, and products associated with failed or troubled affiliate ventures. The Commission will monitor KU's and LG&E's activities to assure the ratepayers that "dumping" has not occurred.

Divestiture
-----------

     Consideration must be given to the worst case situation of a failed or failing unregulated affiliate and its effect on the operations of KU and LG&E. If circumstances dictate that the only reasonable course of action is divestiture, including that of KU or LG&E, it will be the responsibility of PowerGen's and LG&E Energy's management to ensure that divestiture takes place.

               MONITORING THE HOLDING COMPANY AND THE SUBSIDIARIES
               ---------------------------------------------------

     Among the regulatory safeguards necessary in cases of utility reorganization, the most basic and indispensable requirement is open access to all books, records, and personnel of the holding company and each subsidiary. The Commission must have the ability to pursue any problems perceived in the operations of the utility through access to the books and records of the holding company and affiliates. During formal proceedings, it may also be necessary to cross-examine personnel of the unregulated entities to effectively monitor the relationship among KU, LG&E, its parent, and affiliates. The Commission will have access, as necessary in the exercise of its statutory duties, to the books and records of LG&E Energy and PowerGen and its other affiliates and subsidiaries as the books and records may be related to transactions with KU and LG&E. If the subsidiaries or affiliates of LG&E Energy or PowerGen do not transact business with KU or LG&E, the utilities will verify, if necessary, the lack of such transactions through independent sources. At the time of completion, the Commission will also monitor significant transfers of utility assets, business ventures of LG&E Energy and PowerGen, and other major transactions.

                             REPORTING REQUIREMENTS
                             ----------------------

     In order for the Commission to effectively monitor the activities of KU, LG&E, LG&E Energy, PowerGen, and its related subsidiaries, and to ensure ratepayer protection, certain additional reports shall be required of KU and LG&E.

To Be Filed Annually:
--------------------

     1. The annual financial statements of LG&E Energy and PowerGen, including consolidating adjustments of LG&E Energy, PowerGen, and its subsidiaries, with a brief explanation of each adjustment and all periodic reports filed with the SEC.

     2. The annual balance sheets and income statements of any non-consolidated subsidiary of LG&E Energy or PowerGen.

     3. A general description of the nature of intercompany transactions, with specific identification of major transactions, and a detailed description of the basis upon which cost allocations and transfer pricing have been established. Included will be the cost allocation factors in use including a discussion of the methods used to update or revise any cost allocation factors that have been updated or revised.

     4. A report that identifies professional personnel transferred from KU or LG&E to LG&E Energy, PowerGen, or any of the non-utility subsidiaries. Included should be a brief description of the duties performed while employed by KU or LG&E and those to be performed subsequent to transfer. This report will also include the years of service at KU or LG&E and the salaries of professional employees transferred from KU or LG&E to LG&E Energy, PowerGen, or its subsidiaries.

     5. A report containing the same information as contained in the SEC's Form U-3A-2 for LG&E Energy.

     6. A detailed organization chart as of the end of the calendar year showing all subsidiaries referenced in the SEC U-3A-2 filing.

To Be Filed Quarterly:
---------------------

     1. A report detailing the proportionate shares of KU and LG&E in LG&E Energy's total operating revenues, operating and maintenance expenses, and number of employees.

     2. The number of employees of LG&E Energy and each subsidiary on the basis of payroll assignment.

     3. Twelve-month income statements and balance sheets. LG&E will separately report gas and electric operations, and KU will separately report Kentucky jurisdictional operations and other jurisdictional operations.

Other Filings:
-------------

     1. KU and LG&E will file any contracts or other agreements concerning the transfer of utility assets or the pricing of intercompany transactions with the Commission at the time the transfer occurs and in accordance with the Corporate
                                                                      ---------
Policies and Guidelines for Intercompany Transactions.
-----------------------------------------------------

     2. As the studies are performed and completed, KU and LG&E will file summaries of any cost allocation studies conducted and the basis for the methods used to determine the cost allocation in effect.

     3. As such situations occur, KU and LG&E will file copies of the Articles of Incorporation and bylaws of affiliated companies that will be in businesses related to the electric or gas industry or that will be doing business with KU or LG&E.

     4. As such situations occur, KU and LG&E will file copies of the Articles of Incorporation of affiliated companies involved in non-related business.